

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

Electronic Mail Only

May 3rd, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 16, 2018 The Nasdaq Stock Market (the "Exchange") received from Piedmont Lithium Limited (the "Registrant") a copy of the Registrant's application on Form 20-F for the registration of the following securities:

American Depository Shares each representing 100
Ordinary Shares, no par value

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 20-F concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

The NASDAQ Stock Market LLC, 805 King Farm Blvd., Rockville, MD 20850